Exhibit 3.1

RICHTECH ROBOTICS INC.

(NV20222490931)

ATTACHMENT TO CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

Paragraph 1 of Article III(A) is amended in its entirety as follows:

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is one billion one hundred ten million (1,110,000,000) consisting of two separate classes, one hundred million (100,000,000) Class A and one billion (1,000,000,000) Class B, (collectively the “Common Stock”) and ten million (10,000,000) shares of “blank check” preferred stock, par value $0.0001 per share (“Preferred Stock”). Subject to (i) any rights of the holders of any series of Preferred Stock pursuant to a certificate of designation establishing such series of Preferred Stock in accordance with the ACT (a “Certificate of Designation”) and (ii) any provision of the ACT requiring otherwise, the number of authorized shares of any of the Common Stock or Preferred Stock (or series thereof) may be increased or decreased (but not below the applicable number of shares thereof then outstanding) by the vote required by the holders of such shares of such Common Stock or Preferred Stock pursuant to the Company’s bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).